FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 14, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

CAPITAL STOCK INCREASE

Buenos Aires, September 14, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) informs Shareholders that in accordance with the authorizations granted by the National Securities Commission and the Buenos Aires Stock Exchange, as from September 26, 2012 payment of the partial capitalization of Retained Earnings will be automatically credited to their respective book-entry share accounts, according to their holdings as recorded as of closing of the immediately preceding working day, for a total amount of 1,009,618,410 (one thousand and nine million six hundred and eighteen thousand, four hundred and ten) Class “B” common shares, approved by the Regular and Special General Shareholders’ Meeting held on March 29, 2012.

To such effect, Class B common, book-entry shares, of a nominal value of one peso (N/V$1) each, entitled to one vote per share and to receive dividends as from fiscal year commenced January 1, 2012, representing 100% of the corporate capital, will be distributed.

Shares will be credited by Caja de Valores S.A., domiciled at 25 de Mayo 362, Ground Floor, Autonomous City of Buenos Aires and in the following branches in the interior of the country: Córdoba (Province of Córdoba) at Rosario de Santa Fe 235, Mendoza (Province of Mendoza), at Sarmiento 165, Rosario (Province of Santa Fe) at Paraguay 755 and Santa Fe (Province of Santa Fe) at San Martín 2231, Mondays through Fridays from 10 a.m. to 6 p.m.

The dates mentioned herein correspond to the Buenos Aires Stock Exchange. The share distribution date for ADR holders will be fixed by the depositary bank

www.petrobras.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 09/14/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney